UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM
C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Irrigreen, Inc.

Legal status of Issuer:

       Form:
       Corporation

       Jurisdiction of Incorporation/Organization:
       Delaware

       Date of Organization:
       February 17, 2011

Physical Address of Issuer:
5250 W 73rd St, Suite I, Edina, MN 55439, United States

Website of Issuer:
https://www.irrigreen.com

Current Number of Employees:
7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,575,346	$818,212
Cash & Cash Equivalents	$607,915	$419,927
Accounts Receivable	$351,259	$112,795
Short-term Debt	$315,951.21	$196,514
Long-term Debt	$38,500	$738,500
Revenues/Sales	$740,525.07	$162,377
Cost of Goods Sold	$438,520.41	$118,379
Taxes Paid	$0	$0
Net Income	($1,410,731.36)	($947,484)

April 22, 2022

Irrigreen Inc.



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Irrigreen, Inc., a Delaware Corporation (the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

  These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. The Company is filing this Form C-AR pursuant to Regulation CF, (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.irrigreen.com no later than 120 days after the end of the each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)0 by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation of dissolution of the company.

The Date of this Form C-AR is **April 22, 2022**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of this C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Irrigreen Inc. is a Delaware corporation incorporated on February 17, 2011. The Company was originally formed as "IrriGreen, LLC," a Delaware limited liability company. The Company was converted to a corporation with its current name on January 1, 2014.

The Company is located at 5250 W 73rd St, Suite I, Edina, MN 55439, United States.
The Company's website is https://www.irrigreen.com
The information available on or through our website is not part of this Form C-AR.

Description of the Business

Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company was affected by COVID--19 by preventing in home sales meetings in California. However, the Company is still seeing interest and sales. While the long-term affects of COVID-19 are unknown, the Company has implemented remote selling due to the restrictions and is upgrading its website and explainer videos as part of this new sales process. The Company is seeing a strong close rate through video conference.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently our authorized capital stock consists of 7,000,000, of which 3,371,419 shares of Common Stock and 1,202,500 shares of Preferred are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Shane Dyer, our CEO and Gary Klinefelter, our CTO. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shane Dyer, Gary Klinefelter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Business Plan
The Company sells its products direct to consumer and to landscape professionals.

The Company's Products and/or Services

Product / Service	Description	Current Market
Irrigreen 2 digital sprinkler system	A revolutionary all-digital sprinkler system that saves water and simplifies landscape irrigation.	Landscape contractor professionals and direct to consumer.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private- label brands. Product quality, performance, value and packaging are also important differentiating factors.

Rainbird, Toro, Hunter, Orbit, and Rachio all make smart irrigation controllers but they connect to legacy mechanical heads which waste water.

Customer Base

We sell our product through the landscape contractor channel, and direct to consumer. Most of our installs are residential.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patents and Provisional Patent Applications

Family Application	Country	Title	Status	Application Number	Filing Date	Publication Number	Publication Date	Patent Number	Issue Date
K309.12-0005	US	MULTI-NOZZLE ROTARY SPRINKLER	Granted	13/744,588	1/18/13	US 2013/012663 5 A1	5/23/13	10,232,395	3/19/19
K309.13-0002	EP	MULTI-NOZZLE ROTARY SPRINKLER	Granted	11738361.2	1/31/13	2595756	5/29/13	-	12-Jul-21
K309.13-0005	AU	MULTI-NOZZLE ROTARY SPRINKLER	Granted	2013200998	2/19/13	-	-	2013200998	9/10/15

K309.12-0004	US	ROTARY SPRINKLER AND WATERING METHOD	14/384,472	9/11/14	US 2015/0129673 A1	5/14/15	9,643,196	5/9/17
K309.13-0006	EP	METHOD OF CONTROLLING A ROTARY SPRINKLER	13716503.1	9/11/14	2834013	2/11/15	2834013	12/19/18
K309.13-0007	AU	METHOD OF CONTROLLING A ROTARY SPRINKLER	2013243915	9/4/14	-	-	2013243915	10/29/15
K309.0101	US	IRRIGATION SYSTEM	15/746,476	1/22/18	US20180207661 A1	7/16/18	10,654,062	5/19/20

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4720697*	Sprinkler and irrigation systems for residential and commercial uses, namely, sprinkler heads and valves, risers, underground pipes and wires, and handheld wireless controllers and programmers	IRRIGREEN	2013-03-21	2015-04-14	USA
4890013	Lawn irrigation systems and components, namely, electrical sprinkler controls	GENIUS	2014-01-09	2016-01-19	USA

*While the registered owner of this trademark is Irrigreen, LLC, upon conversion all assets of the limited liability company become the property of the Company, including the trademark application.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shane Dyer	CEO, Director	Irrigreen - CEO, February 2018 - Present. (See below for additional info)	Stanford University- Bachelor of Science, Computer Systems Engineering
Gary Klinefelter	CTO, Director	Irrigreen - CTO, July 2019 – Present. Irrigreen - CEO & Co-Founder - January 2010 – Present.	MIT Sloan School of Management - Executive Certificate, Strategy and Innovation University of Minnesota - BSEE, Microprocessors, Software - 1974-1979
Craig London	Director	eCullet – CEO: Jul 2009 – Present.	University of California, Berkeley (1967)
Shreyas Sadalgi	Director	BetterCloud – Chief Business Strategy Officer: Dec 2016 – Present. Various Companies – Investor and Adviser: 2016 – Present.	National Institute of Technology Karnataka – BE Computer Science (1999). Rutgers University – MS, Computer Science (2001).
Robert Ahlgren	Director	Retired except for select company board member.	Ithaca College – BS, Health Care Administration (1975)
Kim Levin	Vice President of Revenue	Irrigreen – VP of Revenue, May 2020 – Present Touch of Modern – Head of Sales and Sourcing, May 2019 – May 2020 Regal Art & Gift Inc. – VP Sales and Marketing Feb. 2017 – April 2019	California State University, Chico, BA Public Administration (1995)

Shane Dyer

Founder, CEO 2005 – 2015 of Arrayent (acquired by Prodea in 2017 $37MM) Arrayent leading IoT platform Company, based Silicon Valley, transforming how major consumer brands create new relationships their customers through connected devices. Our embedded and cloud software, the Arrayent Connect Platform, connects our customer's consumer products to their smartphone, enterprise and web apps. It has been adopted by world class product brands including: Chamberlain/Liftmaster Garage Doors, Whirlpool Corporation, Pentair, and Osram Sylvania.

Co-Founder, President & CTO Propellerhead Studios Jan 2002 Jan 2005

High tech product development firm specializing in bringing new technologies to the toy and game industry. Customers included Mattel, Wild Planet, and Hasbro. Products invented by Propellerhead and distributed through major toy companies included, Tek Tag, Tek Sticks, Agent Tracker, Treasure Hunter, and IM-Me- an internet txt messaging device.

Founder, CEO ActivePhoto 1999 – 2002 Silicon Valley

Pioneering IoT company connecting digital cameras to cellphone infrastructure to send photos and key photo data to a server based business photo workflow cloud. ActivePhoto developed both the camera embedded networking software and developed and operated the photo workflow, storage and media hosting platform. Customers included high photo workflow companies like Allstate Insurance, Kemper Insurance, Levy Latham auctions. Polaroid was a key investor, camera technology and sales partner.

Electrical Engineer, Software Engineer Cube-Microsystems 1998-1999

Research Engineer, Rockwell Science Center - created distributed sensor networks 1996-1998

B.S. Computer System Engineering, Stanford University

Gary Klinefelter

Prior to launching IrriGreen, Gary was Vice President of Technology at Fargo Electronics. He led R&D, product strategy, and engineering for corporate, industrial and government printer products. During his 18 years at Fargo, he authored more than 35 U.S. patents and guided the design, development and introduction of more than 20 high-tech printers.

Craig London

Former President and CEO of eCullet, Member Band of Angels, Executive Vice President for Strategy, Marketing and Solectron Business Services at Solectron Partner and Officer at Safeguard Scientifics VC investment in technology companies with an emphasis in Telecom, Optical and Data Storage.

Shreyas Sadalgi

Chief Business Strategy Officer, BetterCloud

Shreyas is responsible for accelerating the business through global revenue generating relationships, strategy for partnerships and platform and corporate development initiatives. Shreyas brings 15 years of experience in growing businesses through strategic partner & customer development and product delivery through product & engineering leadership roles. Most recently, Shreyas was SVP Business Development at Centrify, a cloud identity security company where he helped scale Centrify to be an industry leader in two markets.

Prior to Centrify, Shreyas held business development roles at Blue Coat (acquired by Symantec). Shreyas started his career as a founding engineer and leader at Tacit Networks (acquired by Packeteer) and later held product management/marketing leadership roles at Packeteer. Shreyas holds a M.S. degree in Computer Science (Rutgers University) and a B.S. degree in Computer Science (NIT, Karnataka, India).

Robert Ahlgren

Former Group President Fisher Scientific, Chief Operating Officer Apogent Technologies, and held management positions at Baxter/ American Hospital Supply.

BS in Health Care Administration Ithaca College 1975.

Kim Levin

As Vice President of Revenue, Ms. Levin manages the Company's sales team, marketing team and marketing contractors. She holds a Bachelor of Arts in Public Administration from California State University, Chico, 1995. Prior to her role with the Company, Ms. Levin was the Head of Sales and Sourcing at Touch of Modern from May 2019 to April 2020. She was the Vice President of Sales and Marketing at Regal Art and Gift from February 2017 to April 2019, the Head of North America Retail at Tria Beauty from November 2015 to February 2017, the Vice President of Sales and Marketing at Zinus, Inc. from September 2014 to October 2015 and the Vice President of Sales and Marketing at Poolmaster, Inc. from July 2008 to August 2014.   employs an entrepreneurial-style sales and marketing strategy to her 20 years of experience driving growth for consumer goods companies across multiple industries – home décor, furniture, recreational sporting goods, swimming pool supplies and premium surfaces for commercial and residential design.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 7,000,000 shares of common stock, par value 0.00001 per share (the "**Common Stock**") and 3,000,000 shares of preferred stock, par value 0.00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,671,419
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	49.43%

Type	Series Seed Preferred Stock
Amount Outstanding	1,202,500
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None (in side letter) broad-based weighted avg
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Units which may dilute the Security. Holders of preferred stock have a liquidation preference with a 1x multiple.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.19%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Stock Warrants
Amount Outstanding	128,300
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.73%

Type	Series Seed Preferred Stock Warrants
Amount Outstanding	35,625
Voting Rights	1 Vote Per share upon exercise
Anti-Dilution Rights	None (in side letter) broad-based weighted avg
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.48%

Type	Convertible Notes
Face Value	$1,139,000
Voting Rights	1 Vote Per share upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The Convertible Notes were issued in October and November of 2020, have an interest rate of 4%, a maturity date of two years, a valuation cap of $15 million, a discount of 20%, and a conversion trigger of $1 million. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.78%

Type	Convertible Promissory Note
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None (side letter)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The Note was issued in June 2021, has an interest rate of 5%, a maturity date of one year, a valuation cap of $3,300,000, and a conversion trigger of $1,000,000. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.12%

Type	Convertible Promissory Note
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None (side letter)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The Note was issued in June 2021, has an interest rate of 5%, a maturity date of one year, a valuation cap of $10,000,000, and a conversion trigger of $1,000,000. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.55%

Type	Simple Agreement for Future Equity
Face Value	$1,135,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The SAFE was raised in December 20, 2021, has a valuation cap of $16,000,000, and a discount of 20%. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.16%

Type	Simple Agreement for Future Equity
Face Value	$700,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The SAFE was raised in March 2022, has a valuation cap of $23,000,000, and a discount of 10%. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.16%

Type	Crowdfunding Simple Agreement for Future Equity
Face Value	$614,727
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The SAFE was raised February through July 2021, has a valuation cap of $16,000,000, and a discount of 20%. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.84%

Type	Shares Reserved for the 2020 Equity Incentive Plan
Issued and Outstanding / Available for Issuance	382,450 / 488,745
Voting Rights	None until exercise
Anti-Dilution Rights	None
Material Terms	The Company may issue restricted stock units or stock options to employees pursuant to its 2020 Equity Incentive Plan
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company increases its option pool, such increase would dilute the Securities. For purposes of calculating the percentage, it is assumed that all reserved shares will be issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.73%

Outstanding Debt

The Company has the following debt outstanding:

20

Creditor	Minnesota Department of Employment and Economic Development
Amount Outstanding	$38,500
Interest Rate and Amortization Schedule	0%
Other Material Terms	If there is a substantial change in ownership the note will accelerate and become due and payable and commence accruing interest at 20%.
Maturity Date	February 18, 2023

Creditor	Small Business Administration
Amount Outstanding	$13,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	None
Other Material Terms	Please see "NOTE 7 - LOANS" in the financials included as Exhibit B for additional information.
Maturity Date	July 7, 2050

Creditor	Goode Living Trust
Amount Outstanding	$50,000; warrant coverage $5,000 (10% of Principal Amount of Note)
Interest Rate and Amortization Schedule	7% per annum
Other Material Terms	At maturity date may convert to a SAFE with a $16M post-money valuation cap and an 80% discount rate at the request of the Purchaser and with prior written approval of the company.
Maturity Date	February 18, 2023

Creditor	Robert Ahlgren
Amount Outstanding	$50,000; warrant coverage $5,000 (10% of Principal Amount of Note)
Interest Rate and Amortization Schedule	7% per annum

Other Material Terms	At maturity date may convert to a SAFE with a $16M post-money valuation cap and an 80% discount rate at the request of the Purchaser and with prior written approval of the company.
Maturity Date	July 20, 2022

The total amount of debt outstanding is $151,500.

Ownership

No person beneficially owns of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$26,719	-$907,274	$0

Operations

The Company was incorporated on February 17, 2011 under the laws of the State of Delaware and is headquartered at 5250 W 73rd St, Suite I, Edina, MN 55439, United States. Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Liquidity and Capital Resources

In July 2021, the Company conducted an offering pursuant to Regulation CF and raised $614,727. The Company is engaging in an offering pursuant to Regulation CF expects to close on or about April 30, 2022.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFEs	$2,035,000	$2,035,000 face value of SAFEs	Working Capital	12-20-2021 – April 2022	Section 4(a)(2)
Common Stock	$160,000	800,000 (option exercise)	Working Capital	09-27-2021	Section 4(a)(2)
Nonqualified Stock Options	n/a	800,000	n/a	09-17-2021	Rule 701
Crowd SAFEs	$614,727	1 Crowd Safe	Working Capital	07-09-2021	Reg CF
Convertible Note	$100,000	1	Working Capital	06-14-2021	Section 4(a)(2)
Convertible Note	$150,000	1	Working Capital	06-14-2021	Section 4(a)(2)
Convertible Notes	$1,139,000	33	Working Capital	10-03-2020– 05-06-2021	Section 4(a)(2)
Nonqualified Stock Options	n/a	169,500	n/a	04-01-2021– 10-31-2021	Rule 701
Incentive Stock Options	n/a	212,950	n/a	04-01-2021- 06-02-2021	Rule 701
Series Seed Preferred Stock	$1,894,000	1,202,500	Working Capital	02-28-2019– 01-19-2020	Section 4(a)(2)
Series Seed Preferred Stock Warrants	n/a	35,625	n/a	07-02-2018, 04-07-2020	Section 4(a)(2)
Common Stock Warrants	n/a	28,522	n/a	05-03-2019- 09-25-2019	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, motherin-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §277.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Shane Dyer
_____
(Name)

Chief Executive Officer
_____
(Title)

4/28/2022
_____
(Date)

I, Shane Dyer, the Chief Executive Officer of Irrigreen, Inc., certify that the financial statements of Irrigreen Inc. included in this Form are true and complete in all material respects.

_____
(Signature)

Shane Dyer
_____
(Name)

Chief Executive Officer
_____
(Title)

4/28/2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Shane Dyer
_____
(Name)

Director
_____
(Title)

4/28/2022
_____
(Date)

Gary Klinefelter
_____
(Signature)

Gary Klinefelter
_____
(Name)

Director
_____
(Title)

4-28-2022
_____
(Date)

_____
(Signature)

Craig London
_____
(Name)

Director
_____
(Title)

4-28-2022
_____
(Date)

_____
(Signature)

Shreyas Sadalgi
_____
(Name)

Director
_____
(Title)

04/29/2022
_____
(Date)

_____
(Signature)

Robert Ahlgren
_____
(Name)

Director
_____
(Title)

4/28/22
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Irrigreen, Inc. Unaudited Financial Statements

As of December 31, 2021

Balance Sheet

Current Assets Bank Accounts		
10000 Unity Bank		157,648.28
10500 Unity Savings		450,266.46
Total Bank Accounts	$	**607,914.74**
Accounts Receivable		
11000 Accounts Receivable		394,622.71
11500 Allowance for Uncollectible Acc		-43,364.00
Total Accounts Receivable	$	**351,258.71**
Other Current Assets		
12000 Undeposited Funds		0.00
12100 Inventory Asset		279,482.88
12200 Sales Tax Receivable		0.00
13101 Season Components Co. LTD		186,480.00
13102 Other International Companies		35.00
14000 Prepaid Expenses		0.00
14200 Vendor Prepayment		2,014.77
14201 Salesforce.com Prepayments		2,058.00
14202 Datamensional Prepayments		-2,818.36
14203 Renewable Dream Team Prepayment		1,200.00
Total Other Current Assets	$	**468,452.29**
Total Current Assets	$	**1,427,625.74**
Fixed Assets		
16000 Tooling		188,180.23
17000 Accumulated Depreciation		-159,277.58
18500 Custom Software		40,000.00
Total Fixed Assets	$	**68,902.65**
Other Assets		
18000 Patent		124,396.02
19000 Accumulated Amortization		-45,578.13
Total Other Assets	$	**78,817.89**
TOTAL ASSETS	$	**1.575.346.28**

Liabilities

Current Liabilities Accounts Payable		
20000 Accounts Payable		-5,058.93
Total Accounts Payable	-$	5,058.93
Credit Cards		
21000 Unity Bank Credit Card		120.00
Total Credit Cards	$	120.00
Other Current Liabilities		
22000 Short Term Loan		19,092.00
23000 Payroll Tax Liabilities		-10,221.55
23200 Deferred Revenue Future Credits		29,885.00
23500 Deferred Rev Subscription Svcs		237,554.97
24001 Payroll Liabilities		0.00
25000 Warranty Liability		20,000.00
25500 Sales Tax Payable		-2,975.51
Total Other Current Liabilities	$	320,890.14
Total Current Liabilities	$	315,951.21
Long-Term Liabilities		
26000 MN ALF Loan		38,500.00
Total Long-Term Liabilities	$	38,500.00
Total Liabilities	$	354,451.21
Equity		
30000 Opening Balance Equity		0.00
30500 Equity		3,503,825.00
30501 Common Stock - Redeemable		12.00
30505 Series Seed Preferred Stock		34.00
30509 Convertible Note - Stock Plan		1,389,000.00
30515 Republic Crowdfunding		552,324.24
30520 SAFE		665,000.00
32000 Retained Earnings		-
Net Income		-
Total Equity	$	1,220,895.07
TOTAL LIABILITIES AND EQUITY	$	1,575,346.28

	JAN - MAR,	APR - JUN,	JUL - SEP,	OCT - DEC,	TOTAL
Income					
41000 Product Income	34,080.00	118,965.00	199,090.50	416,687.42	$768,822.92
42000 Online Monitoring	7,414.11	8,476.61	11,582.47	20,500.00	$47,973.19
44000 Other Income	4,649.00	1,326.00		13,974.00	$19,949.00
47000 Sales Discounts	-7,297.73	-19,489.09	-28,321.11	-41,048.11	$ -96,156.04
Sales of Product Income				-64.00	$ -64.00
Total Income	**$38,845.38**	**$109,278.52**	**$182,351.86**	**$410,049.31**	**$740,525.07**
Cost of Goods	11,112.28	45,161.27	107,547.28	2,737.96	$166,558.79
52000 Online Monitoring	4,227.48	4,227.48	4,227.48	4,227.48	$16,909.92
54000 Other COGS	4,531.50		130,094.99	14,581.66	$149,208.15
57000 Inbound Freight	2,423.22	7,685.28	17,620.34	78,114.71	$105,843.55
Total Cost of Goods Sold	**$22,294.48**	**$57,074.03**	**$259,490.09**	**$99,661.81**	**$438,520.41**
GROSS PROFIT	**$16,550.90**	**$52,204.49**	**$ -77,138.23**	**$310,387.50**	**$302,004.66**
Expenses					
60000 Staffing Costs	193,754.40	151,765.05	293,897.61	253,942.65	$893,359.71
64000 Consultants	2,065.22	4,480.63	3,058.47	1,978.76	$11,583.08
65000 Corporate Marketing &	6,850.25	8,115.30	7,573.40	19,214.96	$41,753.91
66000 Customer Acquisition	32,834.87	42,542.29	18,815.97	31,199.16	$125,392.29
70000 Rent & OH	32,438.80	34,700.53	39,153.78	58,602.94	$164,896.05
74000 Professional Fees	3,388.79	4,572.21	1,298.44	12,361.12	$21,620.56
75000 R&D Expenses	1,123.72	5,642.57	14,327.73	19,155.16	$40,249.18
76000 Travel	467.22	4,452.83	4,588.15	23,006.04	$32,514.24
77000 Warranty	7,294.37	28,157.95	63,907.98	8,843.75	$108,204.05
78000 Operating Expenses	9,097.03	21,553.05	2,573.97	11,312.30	$44,536.35
79000 Fundraising	10,845.14	79,751.22	91,701.28	14,097.74	$196,395.38
Total Expenses	**$300,159.81**	**$385,733.63**	**$540,896.78**	**$453,714.58**	**$1,680,504.8**
NET OPERATING INCOME	**$ -283,608.91**	**$ -333,529.14**	**$ -** [illegible]	**$ -143,327.08**	**$ -** [illegible]
Other Income					
80000 Interest Income	32.65	23.14	46.91	43.65	$146.35
Total Other Income	**$32.65**	**$23.14**	**$46.91**	**$43.65**	**$146.35**
Other Expenses	4,746.15	4,746.15	4,746.15	7,836.63	$22,075.08
90300 Amortization	2,492.25	2,492.25	2,492.25	2,825.74	$10,302.49
Total Other Expenses	**$7,238.40**	**$7,238.40**	**$7,238.40**	**$10,662.37**	**$32,377.57**
NET OTHER INCOME	**$ -7,205.75**	**$ -7,215.26**	**$ -7,191.49**	**$ -10,618.72**	**$ -32,231.22**
NET INCOME	**$ -290,814.66**	**$ -340,744.40**	**$ - 625,226.50**	**$ -153,945.80**	**$ - 1,410,731.36**

Statement of Cash
Flows

January - December
2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,410,731.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-324,388.77**
Net cash provided by operating activities	**$ -1,735,120.13**
INVESTING ACTIVITIES	**$3,783.22**
FINANCING ACTIVITIES	**$1,919,324.24**
NET CASH INCREASE FOR PERIOD	**$187,987.33**
Cash at beginning of period	419,927.41
CASH AT END OF PERIOD	**$607,914.74**